Writer's Direct Dial: +44 (0) 207 614-2237 E-Mail: sperber@cgsh.com

November 30, 2006

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 United States

Re:	Prudential Public Limited Company (“Prudential”) Annual Report on Form 20-F

for 2005

Dear Mr. Rosenberg:

By letter dated November 15, 2006, the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain additional comments on Prudential’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 20-F”), as filed with the SEC on June 28, 2006. This letter contains Prudential’s responses to the Staff’s additional comments.

For convenience, we have reproduced the Staff’s comments and provided responses immediately below them.

Operating and Financial Review and Prospects

IFRS Critical Accounting Policies, page 98

1.

We acknowledge your response to our previous comment one. Please represent to us that you will revise your proposed disclosure in future filings to clarify that the sensitivity reported represents reasonably likely changes in assumptions as required by FR-72. In this regard, it is unclear whether the changes presented for your UK insurance operations on page 10 of your response and those for your Taiwanese operations on page 13 are reasonably likely.

Response

Prudential confirms that it will revise its proposed disclosure in future filings to clarify that the sensitivities reported represent reasonably likely changes in assumptions as required by FR-72.

Mr. Jim B. Rosenberg, p. 2

Prudential believes that the changes presented for its UK insurance operations and the Taiwanese operations on pages 10 and 13 of its response to the Staff dated October 31, 2006 are within the range of reasonably likely assumption changes.

Financial Information

Notes to Consolidated Financial Statements

Section A: Background and adoption of International Financial Reporting Standards (IFRS)

Note A4: Significant accounting policies

(b) Accounting policies applied

(iii) Other assets, liabilities, income and expenditure

Share-based payments, page F-32

2.

Consistent with your response to our previous comment seven, please represent to us that you will revise your disclosure in future filings to clearly indicate that your additional modeling is performed to estimate the fair value of your share-based awards subject to market conditions.

Response

Prudential confirms that it will revise the disclosure in future filings to clearly indicate that additional modeling is performed to estimate the fair value of Prudential’s share-based awards subject to market conditions.

3.

Consistent with your response to our previous comment eight, please represent to us that you will revise your disclosure in future filings to clarify that none of the trusts that hold your shares for employee incentive and savings plans continue to hold these shares once they are issued to employees.

Response

Prudential confirms that it will revise the disclosure in future filings to clarify that none of the trusts that hold the shares for employee incentive and savings plans continue to hold these shares once they are issued to employees.

Section D: Life assurance business

Note D4: Asian operations

(g) Sensitivity of IFRS basis profit or loss and equity to changes that have a material effect

(ii) Other sensitivities

Other non-participating business, page F-94

4.

Please represent to us that you will modify your disclosure in future filings to clearly indicate that you unlocked your original assumptions in 2005 consistent with your response to our previous comment 11. In addition, please represent that you will clearly disclose in future filings whether and to what extent you unlock these assumptions in the future.

Response

Prudential confirms that it will modify its disclosure in future filings to indicate clearly that original assumptions were unlocked consistent with its response of October

Mr. Jim B. Rosenberg, p. 3

31, 2006 to comment 11 of the Staff's letter dated September 19, 2006. Prudential also confirms it will clearly disclose in future filings whether and to what extent assumptions are unlocked in the future.

Section F: Income statements notes

Note F5: Tax

(a)	Total tax expense by nature of expense, page F-121

5.

Given that the 2005 adjustment related to the reversal of prior tax reserves is material to your income tax provision, please represent to us that you will revise your disclosure in future filings to indicate the nature of the adjustments consistent with your response to our previous comment 12.

Response

Prudential confirms that it will revise the disclosure in future filings to indicate the nature of the adjustments consistent with Prudential’s response to the Staff’s previous comment 12.

(b)	Reconciliation of effective tax rate
(i)	Summary of pre-tax profit and tax change, page F-122

6.

We acknowledge your response to our previous comment 13. Please provide us, in a disclosure-type format, proposed disclosure clarifying the apparent 100% effective tax rate on profit attributable to policyholders consistent with your response to part c of our previous comment. In this regard, please consider disclosing the pre-tax profit attributable to policyholders and the actual effective tax rate on this portion of your business. In addition, please reconcile the disclosed pre-tax profits to your rollforward of the liability for unallocated surplus of with-profits fund provided in Note H12 on page F-157. If you do not wish to present the pre-tax profits and actual effective tax rate for your profits attributable to policyholders, please explain to us how your proposed disclosure will present fairly your taxable income and tax expense.

Response

A. Draft disclosure-type format

As requested, Prudential provides below proposed disclosure that it could include in future Form 20-F filings clarifying the apparent 100% effective tax rate on profit attributable to policyholders. This proposed disclosure is consistent with Prudential's response to part c of comment 13 of the Staff's letter dated September 19, 2006. This proposed disclosure would revise in future filings the information in note F5(b) shown on pages F-122 to F-126 of Prudential's 2005 20-F filing.

"(b) Reconciliation of effective tax rate

The total expense is attributable to shareholders and policyholders as summarized in the income statement.

(i)	Summary of pre-tax profit and tax charge

Mr. Jim B. Rosenberg, p. 4

The income statement includes the following items:

	2005 £ million	2004 £ million
Profit before tax	2,145	1,561
Tax attributable to policyholders’ returns	(1,147)	(711)
Profit before tax attributable to shareholders	998	850
Tax attributable to shareholders’ profits:
Tax expense	(1,388)	(951)
Less: tax attributable to policyholders’ returns	1,147	711
Tax attributable to shareholders’ profits	(241)	(240)
Profit from continuing operations after tax	757	610

(ii) Overview

For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profits and tax by reference to those that are attributable to shareholders and policyholders as follows:

	2005					2004
	Attributable to shareholders		Attributable to policyholders		Total	Attributable to shareholders		Attributable to policyholders		Total
	£ million		£ million		£ million	£ million		£ million		£ million
Profit before tax*	998		1,147		2,145	850		711		1,561
Taxation charge:
Expected tax rate	35%	(note v)	100%	(note iv)	70%	31%	(note v)	100%	(note iv)	62%
Expected tax charge	(353)		(1,147)		(1,500)	(261)		(711)		(972)
Variance from expected tax charge	112		-		112	21		-		21
Actual tax charge	(241)		(1,147)		(1,388)	(240)		(711)		(951)
Average effective tax rate	24%		100%		65%	28%		100%		61%

* For the column entitled ‘Attributable to policyholders’, the profit before tax represents income, net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies.

Due to the requirements of the financial reporting standards IAS 1 and IAS 12, the profit before tax and tax charge reflect the aggregate of amounts that are attributable to shareholders and policyholders.

Profit before tax comprises profit attributable to shareholders and pre-tax profit attributable to policyholders of linked and with-profits funds and unallocated surplus of with-profits funds.

The total tax charge for linked and with-profits business includes tax expense on unit-linked and with-profits funds attributable to policyholders, the unallocated surplus of with-profits funds and the shareholders’ profits. This feature arises from the basis of taxation applied to life and pension business, principally in the UK, but with similar bases applying in certain Asian operations, and is explained in note (iii) below.

Furthermore, the basis of preparation of Prudential’s financial statements incorporates the additional feature that, as permitted under IFRS 4, the residual equity of the Group's with-profits funds, i.e. unallocated surplus, is recorded as a liability with transfers to and from that liability reflected in pre-tax profits. This gives rise to

Mr. Jim B. Rosenberg, p. 5

anomalous effective tax rates for profits attributable to policyholders (as described in note (iv) below).

In meeting the reconciliation requirements set out in paragraph 81(c) of IAS 12, the presentation shown in this disclosure note seeks to ensure that the explanation of the relationship between tax expense and accounting profit draw properly the distinction between the elements of the profit and tax charge that are attributable to policyholders and shareholders as explained below in notes (iv) and (v), respectively. The shareholder elements are the components of the profit and tax charge that are of most direct relevance to investors, and it is this aspect that the IAS 12 requirement is seeking to explain for companies that do not need to account for both with-profits and unit linked funds, where tax is borne by the Company on the policyholders' behalf and which is not contemplated by IFRS requirements.

(iii) Basis of taxation for UK life and pension business

Different rules apply under UK tax law for taxing pension business and life insurance business and there are detailed rules for apportioning the investment return and profits of the fund between the types of business.

The investment return referrable to pension business, and some other less significant classes of business, is exempt from taxation, but tax is charged on the profit that shareholders derive from writing such business at the corporate rate of tax. The rules for taxing life insurance business are more complex. Initially, the UK regime seeks to tax the regulatory basis investment return less management expenses (“I-E”) on this business as it arises. However, in determining the actual tax charge, a calculation of the shareholder profits for taxation purposes from writing life insurance business also has to be made and compared with the I-E profit.

If the shareholder profit is higher than the I-E amount, then relief for expenses in the I-E calculation has to be restricted until the I-E profit equals the shareholder profit. If on the other hand, the I-E profit is the greater, then an amount equal to the shareholder profit is taxed at the corporate rate of tax, with the remainder of the I-E profit being taxed at the lower policyholder rate of tax.

The purpose of this approach is to ensure that the Company is always as a minimum taxed on the profit, as defined for taxation purposes by reference to the Company's regulatory returns (rather than IFRS basis results), that it has earned. The shareholders' portion of the long-term business is taxed at the shareholders' rate, with the remaining portion taxed at rates applicable to the policyholders.

It is to be noted that the calculations described are determined using data from the regulatory basis returns rather than the IFRS basis results. The differences between the regulatory and accounting bases are significant and complex.

(iv) Profits attributable to policyholders and related tax

As noted above, it is necessary under IFRS requirements to include the total tax charge of the Company (both policyholder and shareholder elements) in the tax charge disclosed in the income statement.

Mr. Jim B. Rosenberg, p. 6

For with-profits business, total pre-tax profits reflect the aggregate of profits attributable to policyholders and shareholders. However, amounts attributable to the equity of with-profits funds are carried in the liability for unallocated surplus. Also, as described in note (iii), UK with-profits business is taxed on a basis that affects policyholders' unallocated surplus of with-profits funds and shareholders. For the PAC with-profits sub-fund, transfers to and from unallocated surplus are recorded in the income statement, so that after charging the total tax borne by the fund, the net balance reflects the statutory transfer from the fund for the year. The statutory transfer represents 10% of the actuarially determined surplus for the year that is attributable to shareholders.

For SAIF similar transfers are made. However, in the case of SAIF, a net nil balance is derived, reflecting the lack of shareholder interest in the financial performance of the fund (other than through investment management arrangements).

The accounting anomaly that arises under IFRS is that due to the fact that the net of tax profit attributable to with-profits policyholders is zero, the Company’s presentation of pre-tax profit attributable to policyholders reflects an amount that is the mirror image of the tax charge attributable to policyholders.

For unit-linked business, pre-tax profits also reflect the aggregate of profits attributable to policyholders and shareholders. The pre-tax profits attributable to policyholders represent fees earned that are used to pay tax borne by the Company on policyholders' behalf. The net of tax profit attributable to policyholders for unit-linked business is thus zero.

The combined effect of these features is such that providing a reconciliation of the tax charge attributable to policyholders to an expected charge based on the standard corporation tax rate on IFRS basis profits attributable to policyholders is not relevant.

In summary, for accounting purposes, in all cases and for all reporting periods, the apparent effective rate for profit attributable to policyholders and unallocated surplus is 100 per cent. However, it is to be noted that the 100 per cent rate does not reflect a rate paid on the profits attributable to policyholders. It instead reflects the basis of accounting for unallocated surplus coupled with the distinction made for performance reporting between sources of profit attributable to shareholders, policyholders and unallocated surplus and IFRS requirements in respect of reporting of all pre-tax profits and all tax charges irrespective of policyholder or shareholder economic interest."

If this disclosure is included, the current note (ii) of note F5(b) in respect of shareholder profit and taxes shown on pages F-125 and F-126 of the 2005 20-F would become note (v).

In connection with point (iii) in the proposed disclosure above, Prudential believes that a reconciliation of the pre-tax result and tax charge attributable to policyholders on the regulatory and IFRS bases is not relevant or helpful to investors. This is for three reasons:

a.	the complexity of the taxation basis,

Mr. Jim B. Rosenberg, p. 7

b.	the complexity of the difference between the regulatory and IFRS basis results, and
c.	the tax is not attributable to the shareholders.

B. Reconciliation of disclosed pre-tax profits to roll-forward of the liability for unallocated surplus

The Staff has requested a reconciliation of the disclosed pre-tax profits to the roll forward of the liability for unallocated surplus of with-profits funds. However, in light of the particular circumstances as detailed above and summarized below, it is not clear how such a reconciliation can be prepared in a meaningful and informative manner. This can be demonstrated by considering the following features:

With-profits business

For with-profits business, pre-tax profits reflect the aggregate of profits attributable to policyholders and shareholders. The net of tax profit attributable to policyholders for with-profits business is zero, reflecting that amounts attributable to the equity of the fund are carried in the liability for unallocated surplus. The accounting anomaly that arises under IFRS is that whilst there is, and always will be, a zero net of tax profit attributable to policyholders, the Company is obliged to publish a pre-tax profit attributable to policyholders as part of total pre-tax profit.

The pre-tax profits attributable to shareholders represent the pre-tax result before the attaching tax charge that gives rise to the post-tax statutory transfer from the fund. The statutory transfer reflects one-ninth of the cost of the actuarially determined bonus to policyholders, i.e., 10 per cent of the actuarially determined surplus for distribution for the period.

In the balance sheet the unallocated surplus represents the difference between the assets and liabilities of with-profits funds. The revenue and charges attaching to the funds, including policyholder bonuses declared in the year and tax charges attributable to policyholders and shareholders, are recorded within the income statement. To the extent that there is an excess or deficiency of net income after tax of the fund compared to the statutory transfer, a charge or credit for transfer to or from unallocated surplus is recorded in the income statement.

Unit-linked business

For unit-linked business, pre-tax profits also reflect the aggregate of profits attributable to policyholders and shareholders. Pre-tax profits attributable to policyholders represent fees earned that are used to pay tax borne by the Company on policyholders' behalf. The net of tax profit attributable to policyholders for unit linked business is thus zero.

Conclusion

There is no causal relationship between pre-tax profits and the movement on unallocated surplus that lends itself to a reconciliation format disclosure.

Mr. Jim B. Rosenberg, p. 8

The profit before tax attributable to policyholders reflects the inverse of the tax charge determined by reference to the rules outlined in note (iii) above, and will be affected by a multiplicity of items by reference to the Company's regulatory returns. The movement in the unallocated surplus reflects the increase or decrease in the excess of assets over liabilities of the fund, including tax balances. The most significant movements from period to period are for value changes in the portion of the investments of the fund that represent the unallocated surplus.

If the Staff wishes to pursue this request, Prudential suggests a conference call with the Staff to discuss how to proceed.

Section H: Other information on balance sheet items

Note H14: Provisions and contingencies

Pension mis-selling review, page F-163

7.

We acknowledge your response to our previous comment 18 that the pension mis-selling reserve is a component of your insurance contract liabilities. Please explain to us the provisions of your private pension products that provide insurance coverage as required by paragraph 2(a) of IFRS 4. If you account for this liability as financial instruments with a discretionary participation feature under paragraph 2(b) of IFRS 4, please explain to us why you carry this obligation in your insurance contract liabilities and not your investment contract liabilities with discretionary participation features on your balance sheet.

Response

Prudential stated in its response to the Staff's previous comment 18 that "The provision for pension mis-selling of £331 million at December 31, 2005 is included within the total of £120,436 million for insurance contracts shown in the balance sheet on page F-7". Upon reviewing the Staff’s new comment 7, Prudential has determined that in fact, and consistent with the Staff’s query, nearly all of the balance of £331 million for the pension mis-selling provision relates to investment contracts with discretionary participating features and is included within the balance of £26,523 million for investment contract liabilities with discretionary participation features in the balance sheet at December 31, 2005. Under IFRS 4, the measurement and presentation basis for insurance and investment contracts with discretionary participating features is permitted to be the same where previous GAAP is applied. This is the case for Prudential. The liability thus is measured on the same basis regardless of the balance sheet classification in which it is included. The balance at December 31, 2004 of £487 million for the pension mis-selling provision was included in the liability of £104,996 million for technical provisions for non-linked business.

For convenience, a revised version of Prudential's original response that corrects the statement about where the 2005 balance of the pension mis-selling provision is included is shown below. The blacklining reflects the changes from the original response.

"The liability accounting for the contracts which are the subject of the mis-selling provision is reflected in two elements, namely the core policyholder liability determined on the basis applied for other contract liabilities and the mis-selling provision. The overall liability for these contracts remains appropriate in the context of the ~~insurance contract~~

Mr. Jim B. Rosenberg, p. 9

accounting for policyholder liabilities that determines the calculation of both elements. However, the constituent elements are reallocated and remeasured for the years ended December 31, 2004 and 2005 for the changes arising from the application of the realistic Peak 2 basis of liabilities for the core policyholder liability. The Peak 2 basis is described in detail on page F-72 of the 2005 Form 20-F filing.

Prudential notes that the SEC comment as to whether the amounts reflect the best estimate of the obligation is phrased in terms of the requirements of IAS 37. Paragraph 5(e) of IAS 37 states that the standard does not apply to insurance contracts. Paragraph IN1(c) of IAS 37 also states that "IAS 37 prescribes the accounting and disclosure for all provisions, contingent liabilities and contingent assets, except ... those arising in insurance entities from contracts with policyholders."

In both 2005 and 2004 the pension mis-selling provision has been accounted for as a sub-set of the liability in respect of ~~insurance~~ contracts with policyholders. For 2005 the pension mis-selling provision discussed on page F-163 is measured in accordance with IFRS 4 for investment ~~insurance~~ contracts with discretionary participating features, as described below. For 2004 the provision was calculated in accordance with previous GAAP as applied to insurance contracts.

The provision for pension mis-selling of £331 million at December 31, 2005 is included within the total of £26,523~~120,436~~ million for investment ~~insurance~~ contracts with discretionary participating features shown in the balance sheet on page F-7. For 2004 the liability of £487 million is included in the total for technical provisions in respect of non-linked business of £104,996 million.

The description on page F-163 in respect of the effect of adopting FRS 27 is substantively correct but note H14 does not fully explain how FRS 27, a UK standard, is applicable in the context of IFRS financial statements. The relevance of FRS 27 is explained in note A4 on page F-18 and note A6 on page F-44. The effect on the measurement of core policyholder liabilities for contracts of UK regulated with-profits funds for the change to indirectly adopt FRS 27 as a policy improvement from previous GAAP on the adoption of IFRS 4 as at January 1, 2005 is described in note D2(d)(ii) on pages F-71 to F-73. On the adoption of this policy improvement the basis of measurement of such liabilities changed from what is now termed the Peak 1 basis under the new regulatory regime of the UK Financial Services Authority to the realistic Peak 2 basis.

The measurement of the core policyholder benefit provision for ~~UK insurance~~ these contracts and the additional provision for pension mis-selling on the 2005 and 2004 basis are intertwined. In calculating the additional provision the basis of calculating the core policyholder benefit provision is taken into account. The amount of that additional provision was reduced in 2005 for the two factors noted on page F-164.

Prudential proposes to explain more fully in subsequent Form 20-Fs the fact that the mis-selling provision is a~~n~~ policyholder ~~insurance~~ liability accounted for under IFRS 4 and the linkage between the calculation of the provision and core policyholder liabilities.”

Mr. Jim B. Rosenberg, p. 10

Section J: Summary of Material Differences between IFRS and US Generally Accepted Accounting Principles

Derivatives instruments, page F-207

8.

We acknowledge your response to our previous comment 21. Please address the following additional comments related only to your US GAAP accounting for the fair value hedge of your $1 billion perpetual subordinated bond issue:

a.

It appears from your response that you designated a 30-year cancellable swap as a fair value hedge for your perpetual bonds. DIG Issue F2 appears to prohibit the designation of fair value hedges for a portion of the life of a hedged item. Please explain to us how your designated hedging relationship complies with this guidance. Otherwise, please provide us with your assessment of the materiality of the difference in your accounting verses making the changes in fair value of your swap through the income statement.

b.

It appears that you re-designated the same swap as a hedging instrument of your perpetual subordinated bond issue on January 1, 2005 after you discontinued hedge accounting in 2004. If your initial designation of the swap as a fair value hedge of your perpetual notes complies with US GAAP as identified in the previous comment, please explain to us how you re-designated the same hedging relationship in 2005 when paragraph 25 of SFAS 133 prohibits the re-designation of the same hedging relationship once hedge accounting is discontinued. Please clarify for us whether you designated a new hedging instrument for your perpetual subordinated bond issue. If not, please provide us with your assessment of the materiality of the difference in your accounting verses marking the changes in fair value of your swap through the income statement in 2005.

Response

The requested explanation of Prudential's US GAAP accounting for the fair value hedge of the $1 billion perpetual subordinated bond issue is included within the responses shown below on issues a and b.

a.	Designation of a 30-year cancellable swap as a fair value hedge for perpetual bond

Prudential acknowledges the guidance in DIG Issue F2. However, Prudential has designated the hedged item in the hedging relationship to be the fair value of the perpetual subordinated bond and not a fair value related to a portion of its term. For the purposes of valuation for hedge effectiveness testing, Prudential uses a 50-year term as an approximation of the perpetual tenure of the bond, and this is the maximum maturity with a price available.

Additionally, whilst Prudential agrees that, in general, it is unlikely for a 3-year hedging instrument to be highly effective against a 10-year hedged item, Prudential believes the situation can be different for a longer-term hedging instrument and hedged item. This was the case with the fair value hedge of the 30-year cancellable swap against the change in the fair value of the perpetual bond, which was expected to be highly effective given the longer duration of both the swap and the bond.

To explain further, Prudential notes that the perfectly effective hedging instrument of the perpetual bond would be a perpetual swap with the same terms as the bond. A perpetual

Mr. Jim B. Rosenberg, p. 11

swap was not available in the market at the time of the hedging transaction. However, Prudential demonstrated at the time that the change in the fair value of a similar 20, 30, 40 or 50-year swap is closely aligned to the change in the fair value of the perpetual swap (the price of which being derived using mathematical techniques). Accordingly, from the hedge effectiveness analysis performed, the 30-year cancellable swap was expected to be, whilst not perfectly effective, a highly effective hedge against change in the fair value of the perpetual bond.

b.	Re-designation of the same swap as a hedging instrument of the perpetual subordinated bond issue on January 1, 2005

Prudential’s understanding of paragraph 25 of SFAS 133 is that while the paragraph is permissive in terms of designating a new hedging relationship with either a different hedging instrument, different hedged item or different hedging transaction, it has not prohibited the re-designation of the same hedging instrument and/or the same hedged item. Prudential’s interpretation of paragraph 25 is that a new hedging instrument is only required where the previous one was sold, terminated or exercised as in paragraph 25 (b) or if the entity chose to designate a new hedging instrument.

Further, Prudential refers to paragraph 62 of SFAS 133 and DIG Issue E9 (which interprets paragraph 62). According to paragraph 62 of SFAS 133, if an entity identifies an improved method to assess hedge effectiveness and wants to apply that method prospectively, it must discontinue the existing hedging relationship and designate the relationship anew using the improved method. In DIG Issue E9, guidance was given in respect of the de-designation and re-designation of a hedging relationship when there is a change in any of the critical terms. In both cases in this literature, the same hedging instrument and hedged item were de-designated and re-designated. Therefore, Prudential believes that, while paragraph 62 of SFAS 133 and DIG Issue E9 seek to explain re-designation of a hedging relationship following a change in method or terms, they also demonstrate that paragraph 25 of SFAS 133 does not intend to limit the de-designation and re-designation of the same hedging instrument and/or hedged item.

Based on the above, Prudential has taken the view that, subsequent to discontinuation in 2004, it may designate a new hedging relationship in 2005 with the same hedging instrument and hedged item so long as the new hedging relationship satisfies the qualifying criteria of SFAS 133, which includes establishing new hedge documentation. Prudential also believes that the practice of de-designation and re-designation of the same hedging instrument in a hedging relationship is not an uncommon practice for financial institutions.

To assist the Staff with the review of Prudential’s explanations above, Prudential has detailed below the impact of the amounts involved on its US GAAP financial statements in relation to issues a and b, respectively.

a.	Designation of a 30-year cancellable swap as a fair value hedge for perpetual bond

The fair value hedge was designated in 2003, with a discontinuation in 2004 and re-designation in 2005. The amounts of the fair value adjustment made to the hedged item and their impact on the financial statements for the years ended December 31, 2003, 2004 and 2005 were as follows:

Mr. Jim B. Rosenberg, p. 12

Impact on Net Income

Year ended December 31,	Fair value adjustment of hedged item in the Income Statement Gain/(Loss) after tax	Net Income for the year	Percentage of impact on Net Income
	£ million	£ million
2003	8	665	1.2%
2004	-	91	-
2005	3	1,192	0.3%

Impact on Shareholders’ Equity

As at December 31,	Cumulative fair value adjustment of hedged item in Shareholders’ Equity Gain/(Loss) after tax	Shareholders’ Equity	Percentage of impact on Shareholders’ Equity
	£ million	£ million
2003	8	5,128	0.2%
2004	8	5,927	0.1%
2005	11	7,193	0.2%

b.	Re-designation of the same swap as a hedging instrument of the perpetual subordinated bond issue on January 1, 2005

In respect of Prudential’s 2005 Form 20-F, the re-designation of the fair value hedge on January 1, 2005 affects only the results for the year ended December 31, 2005. The amount of the fair value adjustment made to the hedged item and its impact on the financial statements for the year ended December 31, 2005 were as follows:

Impact on Net Income

Year ended December 31,	Fair value adjustment of hedged item in the Income Statement Gain/(Loss) after tax	Net Income for the year	Percentage of impact on Net Income
	£ million	£ million
2005	3	1,192	0.3%

Impact on Shareholders’ Equity

As at December 31,	2005 fair value adjustment of hedged item in Shareholders’ Equity Gain/(Loss) after tax	Shareholders’ Equity	Percentage of impact on Shareholders’ Equity
	£ million	£ million
2005	3	7,193	0.04%

Based on the above, even if the Staff does not agree with Prudential’s analysis of issues a and b, Prudential believes that the amounts involved relating to its US GAAP accounting for the fair value hedge are not material to its financial statements.

Condensed Financial Information of Registrant, page S-1

9.	We acknowledge your response to our previous comment 22. We will evaluate your response and convey any additional comments after our discussion with representatives of KPMG.

Mr. Jim B. Rosenberg, p. 13

Response

Prudential notes that representatives of KPMG are in the process of attempting to arrange a conference call with the Staff to discuss the Staff’s previous comment 22.

At the Staff’s request, Prudential acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

*         **

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 207 614 2237 or my colleague David Dixter at +44 207 614 2242.

Very truly yours,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Mr. Mark Brunhofer, Securities and Exchange Commission
Mr. Philip Broadley, Prudential Public Limited Company
Mr. David C. Martin, Prudential Public Limited Company
Mr. David Dixter, Cleary Gottlieb Steen & Hamilton LLP